Exhibit 10(a)

AMENDMENT DATED MAY 11, 2001 TO THE
1997 TRW LONG-TERM INCENTIVE PLAN

TRW Inc., by action of the Compensation Committee of its Board of Directors, hereby adopts this Amendment dated May 11, 2001 to the 1997 TRW Long-Term Incentive Plan (the "Plan").

I.

Effective as of the close of business on May 11, 2001, Section 2(e) of the Plan is amended to read in its entirety as follows:

(e) *Fair Market Value*. For any particular date, the average of the high and low sales prices of a Share on such date on the New York Stock Exchange Composite Transactions Listing as reported by the New York Stock Exchange or such other source as may be approved by resolution of the Committee (or if there are no sales on such date, then the closing sale price on such Listing on the nearest date before such date).